                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                          Furr's/Bishop's, Incorporated
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   361115 40 5
                   ------------------------------------------
                                 (CUSIP Number)

                               Clifford S. Haye
                         Teachers Insurance and Annuity
                             Association of America
                                730 Third Avenue
                               New York, NY 10017

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 26, 1998
             ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), (f) or (g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                       (Continued on the following pages)

CUSIP No. 361115 40 5                   13D                    Page 2 of 8 Pages



--------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person

         Teachers Insurance and Annuity Association of America
         I.R.S. No. 13-1624203

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds
         00

--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         New York
--------------------------------------------------------------------------------
                  7        Sole Voting Power

  Number of                8,607,637
   Shares         --------------------------------------------------------------
 Beneficially     8        Shared Voting Power
  Owned by
    Each                   None
  Reporting       --------------------------------------------------------------
   Person         9        Sole Dispositive Power
    With
                           8,607,637
                  --------------------------------------------------------------
                  10       Shared Dispositive Power

                           None
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         8,607,637

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         17.7%

--------------------------------------------------------------------------------
14       Type of Reporting Person
         IC
--------------------------------------------------------------------------------

                                                               Page 3 of 8 Pages



                            Statement on Schedule 13D


Item 1.       Security and Issuer.
              --------------------

              The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Furr's/Bishop's, Incorporated, a Delaware corporation (the "Company"), which has its principal executive office at 6901 Quaker Avenue, Lubbock, Texas 79413.

Item 2.       Identity and Background.
              ------------------------

              Teachers Insurance and Annuity Association of America (the "Reporting Person") is a stock life insurance company organized under the laws of the State of New York. The address of the principal business and the principal office of the Reporting Person is 730 Third Avenue, New York, NY 10017.

              The members of the Board of Trustees of the Reporting Person are:

              David Alexander
              Marcus Alexis
              Willard T. Carleton
              Robert C. Clark
              Estelle A. Fishbein
              Frederick R. Ford
              Martin J. Gruber
              Ruth Simms Hamilton
              Dorothy Ann Kelly, O.S.U.
              Robert M. O'Neil
              Leonard S. Simon
              Ronald L. Thompson
              Paul R. Tregurtha
              William H. Waltrip
              Rosalie J. Wolf

                                                               Page 4 of 8 Pages


              The executive officers of the Reporting Person are:

              Richard J. Adamski
              John H. Biggs
              Scott C. Evans
              Richard L. Gibbs
              Don W. Harrell
              Matina S. Horner
              Martin L. Leibowitz
              John J. McCormack
              John A. Putney, Jr.
              John A. Somers
              Charles H. Stamm
              Thomas G. Walsh
              Albert J. Wilson

              The TIAA Board of Overseers ("Board of Overseers") is a not-for-profit corporation organized under the laws of the State of New York for the purpose of holding and administering the stock of the Reporting Person. The address for the principal business and the principal office of the Board of Overseers is 730 Third Avenue, New York, NY 10017.

              The members of the Board of Overseers are:

              Lucius J. Barker
              John H. Biggs
              William G. Bowen
              Gertrude G. Michelson
              Jack W. Peltason
              Paul A. Volcker
              Clifton R. Wharton, Jr.

              There are no executive officers of the Board of Overseers.

              The business address for each of the natural persons listed in this Item 2 is 730 Third Avenue, New York, NY 10017. All such natural persons are citizens of the United States of America.

              No person listed in this Item 2 has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                               Page 5 of 8 Pages


              No person listed in this Item 2 has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.
              --------------------------------------------------

              The Common Stock owned by the Reporting Person was acquired on March 12, 1996 as a result of a reorganization of the Company. As a result of the reorganization, the Reporting Person exchanged $35,918,311 aggregate principal amount of indebtedness of Cafeteria Operators, L.P., a subsidiary of the Company, for a new note of Cafeteria Operators, L.P. in the aggregate principal amount of $7,449,838 plus a limited partnership interest in Cafeteria Operators, which limited partnership interest was in turn exchanged for 8,607,637 shares of Common Stock. The Reporting Person originally acquired the indebtedness of Cafeteria Operators, L.P. for a purchase price of $31,500,000, which was funded out of the Reporting Person's assets.

Item 4.       Purpose of Transaction.
              -----------------------

              The Common Stock was acquired by the Reporting Person for the purpose of investment. After reviewing the Company's performance, the Reporting Person is of the opinion that the Common Stock of the Company is currently undervalued. The Reporting Person believes that the Company's Board should promptly evaluate all alternatives available to maximize the value of the Company for all stockholders, including, among other things, a restructuring of the Company, a sale of all or substantially all of the Company's assets, or merger or other business combination.

              The Reporting Person is not satisfied with the efforts of the Company's Board of Directors to maximize value for all stockholders and, if the Reporting Person continues to be dissatisfied with such efforts, the Reporting Person may nominate candidates for the Board of Directors who would be committed to maximizing stockholder value or may take other action that could result in a change in the Company's Board of Directors or management. The Reporting Person may also, subject to applicable law, seek proxies, consents and/or ballots in support of any such nominees or in support of or against other matters that may come before the Company's stockholders for their vote or consent.

              As part of its review process, the Reporting Person is also currently exploring and may explore from time to time in the future, ways to implement a variety of alternatives with respect to the Company, including, without limitation: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a material change

                                                               Page 6 of 8 Pages


in the present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in provisions in the Company's articles of incorporation or bylaws; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

              There can be no assurance that the Reporting Person will develop any plans or proposals with respect to any of the foregoing matters. Any strategies that the Reporting Person may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and its businesses, the relative attractiveness of alternative business and investment opportunities, the actions of the Company's Board of Directors and its management and general economic, market and industry conditions. Depending upon the foregoing factors, the Reporting Person may at any time sell all or part of the Common Stock owned by it, or buy additional Common Stock in the open market or privately negotiated transactions.

              Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Company.
              --------------------------------------

              (a) The Reporting Person beneficially owns 8,607,637 shares of Common Stock, constituting 17.7% of the total outstanding shares of the Company Common Stock (computed on the basis of 48,675,158 shares of Common Stock outstanding as of November 11, 1997 as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1997).

              (b) The Reporting Person has sole power to vote and dispose of the shares of Common Stock referenced in (a) above.

              (c) The Reporting Person has not effected any transactions in the Common Stock during the past sixty days.

              (d) Not applicable.

                                                               Page 7 of 8 Pages


              (e) Not applicable.

Item 6.       Contract Arrangements, Understandings or Relationships
              With Respect to Securities of the Company            .
              ------------------------------------------------------

              None.

Item 7.       Materials to be Filed as Exhibits.
              ----------------------------------

              None.

                                                               Page 8 of 8 Pages

                                    SIGNATURE
                                    ---------

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:    March 6, 1998

                                                Teachers Insurance and Annuity
                                                Association of America



                                                By: /s/ Clifford S. Haye
                                                   ----------------------------
                                                   Name: Clifford S. Haye
                                                   Title: Senior Counsel